Securities Compliance Group Ltd

520 W. Roosevelt Road #201

Wheaton, IL 60187

(888) 978-9901

www.IBankAttorneys.com

Via EDGAR

Ms. Stacie Gorman

Senior Counsel

Securities and Exchange Commission

Div. of Corporate Finance

Washington, D.C.

Re: MP Ventures, Inc.

Registration Statement on Form S-1

Filed September 12, 2014

File No. 333-198720

Dear Ms. Gorman,

On behalf of MP Ventures, Inc (the “Registrant” or the “Company”), we respond below to comments of the SEC staff on the above-referenced registration statement. We set forth specific staff comment and then provide our response. We have attached a revised draft prospectus reflecting our responses and minor product changes, clarifications and corrections.

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response

The Registrant notes that there exists no written communications, as defined in Rule 405,that have been presented to potential investors in the Company. Moreover, there are no brokers or dealers participating in this offering, as stated in the Prospectus, and therefore the referenced research reports do not exist.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response

The Registrant only recently – October 1, 2014, engaged a interest design firm to begin drafting a corporate logo and corresponding website. At this time, therefore, no such graphic images or photographs exist or are sought to be included in the Prospectus.

3. Please review your disclosure and ensure that it is consistent throughout. For example only, we note that your business is providing property management services to the owners of distressed real estate assets. However, we note various disclosures throughout your filing referencing intended sales of real estate. We reference your risk factor entitled “[b]ecause we do not own nor develop any of the real estate that we will sell . . .” on page 12 and your disclosure on pages 38-39.

Response

The Registrant notes the changes to “Risk Factors” pages 12-13, specifically”

“After we attempt to increase operations, we will face increasing competition from domestic and foreign companies.

The real estate industry in throughout the world is fragmented. Our ability to compete against other domestic and international enterprises will be, to a significant extent, dependent on our ability to distinguish our services from those of our competitors by differentiating our marketing approach and identifying property owners whose property is distressed – e.g., pre-foreclosure, foreclosure, REO or facing tax liens. Some of our competitors have been in business longer than we have and are more established. Our competitors may provide services comparable or superior to those we provide or adapt more quickly than we do to evolving industry trends or changing market requirements. Increased competition may result in reduced margins and loss of market share, any of which could materially adversely affect our profit margins after we commence operations and generate revenues.”

“As we increase operations, our earnings may be sensitive to fluctuations in market prices and demand for our products.

In addition, after we commence operations, the demand for real estate could decline, whether because of supply or for any other reason, including other real estate considered to be superior by end users. A increase in the selling price received for real estate, or a decline in demand for real estate after we commence operations could have a material adverse effect on our business, results of operations and financial condition as we rely in large part on business derived from real purchased for investment, not real estate purchased for the purposes of being owner-occupied.”

“Because we do not own nor develop any of the real estate that we will manage, after we commence operations, we will be entirely dependent on existing owners of real estate, and our sales, cash flows from operations and results of operations may be negatively affected if owners of real estate would cease offering their real estate for sale.

We currently have a limited network of owners of real estate that we intend to offer our property management services to.  Further, we currently have only one customer .We anticipate that initially we will develop relationships only with a small number of owners of real estate. We do not anticipate that we will establish long-term agreements with such parties, which will us particularly vulnerable to factors beyond our control. Events such as a decrease in demand for rental real estate could adversely impact our business, thereby lowering revenues and decreasing profit margins.”

Furthermore, page 38 was amended to provide

“Our business will be to provide property management services to the owners of distressed real estate assets, including pre-foreclosure residential real properties, real estate owned “REO” residential properties and property tax liens on residential real properties.”

Prospectus Cover Page, page 3

4. Please limit your prospectus cover page to one page. Refer to Item 501(b) of Regulation S-K.

Response

The Registrant has amended the prospectus cover page accordingly.

5. Please reference the applicability of penny stock rules to transactions in your securities. We note your risk factor disclosure concerning penny stock regulations on pages 16-17.

Response

Please find “Penny Stock Considerations” under the “Plan of Distribution” header. It reads:

“Penny Stock Considerations

Our shares will be "penny stocks", as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00.  Thus, our shares will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt.

In addition, under the penny stock regulations, the broker-dealer is required to:

-	Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;
-	Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;
-	Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value, and information regarding the limited market in penny stocks; and
-	Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our Common Stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market, and have the effect of reducing the level of trading activity in the secondary market.  These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded.  In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities.  Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.”

6. Please clarify that Mr. Poretsky, your sole officer and director, will sell your common shares pursuant to this offering, in reliance upon Rule 3a4-1 of the Securities Exchange Act of 1934. We note your disclosure to this effect on page 23. Please refer to Item 501(b)(8) of Regulation S-K.

Response

The Registrant contends that the exemption provided by Rule 3a4-1 is applicable as to Mr. Poretsky. The disclosure has been revised to include language that the offering is a best efforts offering and that such offering is not subject to a minimum offering.

Prospectus Summary, page 8

7. We note that the disclosure on page 9 regarding your “accumulated deficit” appears incomplete. Please revise to state your accumulated deficit.

Response

The Registrant has amended the disclosure to include the accumulated deficit of ($5,826/00).

Risk Factors, page 12

8. Please add a risk factor discussing your need for financing in addition to any funds received from this offering and your lack of sources of additional financing. We note your disclosure to this effect on pages 39 and 43.

Response

The Registrant has amended the “Risk Factors” to include the following:

“The Company has limited capitalization and lack of working capital and as a result is dependent on raising funds to grow and expand its business.

 Our management has concluded that there is substantial doubt about our ability to continue as a going concern.  The Company has extremely limited capitalization and is dependent on raising funds to grow and expand its businesses. The Company will endeavor to finance its need for additional working capital through debt or equity financing. Additional debt financing would be sought only in the event that equity financing failed to provide the Company necessary working capital. Debt financing may require the Company to mortgage, pledge or hypothecate its assets, and would reduce cash flow otherwise available to pay operating expenses and acquire additional assets. Debt financing would likely take the form of short-term financing provided by officers and directors of the Company, to be repaid from future equity financing. Additional equity financing is anticipated to take the form of one or more private placements to qualified investors under exemptions from the registration requirements of the 1933 Act or a subsequent public offering. There are no other current agreements or understandings with regard to the form, time or amount of any financing and there is no assurance that any financing can be obtained or that the Company can continue as a going concern.”

Dilution, page 22

9. We note your disclosure that the dilution table assumes a purchase price of $0.20 per share of common stock. Please revise the table to reflect the relevant purchase price of the shares being offered.

Response

The Registrant has amended the dilution table to reflect the purchase price of $0.10 per share.

Business Operations, page 26

10. We note your disclosure on page 26 that you currently manage a portfolio of mechanics liens on various properties in Chicago. Please revise your disclosure to provide more information about the services that you provide with respect to these mechanics liens, and clarify whether you have generated any revenues from this business.

Response

The Registrant has amended its disclosure to include the following:

“With regards to the existing property, we provide property maintenance services, as further described below. We also offer tenant management services. In regards to the mechanics liens, our services have included verifying and updating the amount of the lien, conducting title searches for the relevant properties to assess the client’s ability to seek to foreclose the lien and the amount of any potential recovery, and communicating and negotiating with the property owner in an effort to bring about a settlement of the money owed to our client.”

Directors, Executive Officers, page 32

11. We note your disclosure on page 14 that Mr. Poretsky is involved in potentially competing business ventures. Please identify Mr. Poretsky’s affiliation with such competing businesses and provide more detail regarding his relationship with these entities.

Response

The Registrant has revised his disclosure to as it was unclear. In mentioning “competing” business ventures, the Registrant sought to indicate that Mr. Poretsky’s other business endeavors and the Registrant would “compete” for his time. As such the revision includes:

“

Our Chief Executive Officer Mark Poretsky who is primarily responsible for managing our business is involved in potentially competing business ventures and will devote less than full time to our business which may impede our ability to implement our business plan.

Our founder and Chief Executive Officer Mark Poretsky is involved in other business ventures and will devote less than full time to our business. We have no other officers or employees at this time. As a result, our management may not currently be able to devote the time necessary to our business to assure successful implementation of our business plan. Further, although he intends to terminate his involvement in other business ventures when our securities become qualified for quotation on the OTC Bulletin Board, there is no guarantee that this will happen or that he will terminate these activities even if it does happen. We believe based upon assurances received from him that if it does not or they do not, that he will conduct business consistent with his fiduciary duties to us minimizing to the maximum extent possible conflicting activities .

“

Management’s Discussion and Analysis, page 38

12. We note your disclosure on page 39 that the services you provide to Allied Design-Build Inc. include “tenant management, property board-up and security, cleaning and janitorial.” We further note that although the property for which you provide these services is located in Illinois, you are located in New York and have only one employee. Please clarify how you provide these services in light of your proximity difference.

Response

The Registrant executes its obligations that require a presence in Chicago through sub-contractors who are local to the area. The Registrant expects that even as it acquires clients in the New York area, it will still rely on sub-contractors for services such as repair and landscaping as our officer is not skilled in such areas. Accordingly, we have revised our “Risk Factors” to include:

“Our earnings and margins depend in part on subcontractor and vendor performance.

We rely on other companies to provide services on our behalf. Subcontractors perform some of the services that we provide to our customers. We depend on these subcontractors to meet our contractual obligations in full compliance with customer requirements. We often rely on only one or two sources of supply that, if disrupted, could have an adverse effect on our ability to meet our commitments to customers. Our ability to perform our obligations as a prime contractor may be adversely affected if one or more of these suppliers is unable to provide the agreed-upon supplies or perform the agreed-upon services in a timely and cost-effective manner.”

13. We note that your plan of operations appears generic. Please revise your disclosure to provide specific information about your plan. For example, please identify the industry trade shows at which you intend to advertise. Further, we note your plan of operations does not mention your plans to build a website or rent new office space, as discussed on pages 20-21 and 31. Please revise or advise.

Response

The Registrant has revised the plan of operations accordingly.

Financial Statements

Balance Sheet, page 1

14. We note the balance sheet makes reference to shareholders’ equity of REALCO International, Inc. Please clarify and or revise the presentation within your amended filing.

Response

The Registrant has amended the financial statements accordingly.

Part II. Information Not Required in Prospectus, page 13

15. Please revise your registration statement to provide the information required by Item 13 of Form S-1. Please refer to Item 511 of Regulation S-K.

Response

Item 13 has been included in the registration statement.

16. We note your disclosure on page 13 that Mr. Poretsky was issued his shares pursuant to Regulation S. Please clarify the facts of this transaction that you relied upon to make the Regulation S exemption available, or advise. Please refer to Item 701(d) of Regulation S-K.

Response

The Registrant erred in referring to Regulation S. Rather, the Registrant relied on the exemption provided for by Section 4(2). Accordingly, the following revision was made:

“This issuance is exempt under Section 4(a)(2) of the Securities Act.  Mr. Poretsky has sufficient knowledge and experience in finance and business matters to be a “sophisticated investor”, had full access to the type of information normally provided in a prospectus, and has agreed not to resell or distribute the securities to the public.”

Exhibit 5.1

17. We note counsel’s disclosure regarding his admission to practice in Illinois and before various courts. Please have counsel remove this disclosure or advise. Please refer to Staff Legal Bulleting 19.II.B.3.b.

Response

The Registrant’s attorney has amended his legal opinion accordingly.

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Thank you for your time and consideration on behalf of MP Ventures, Inc.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy

Attorney for MP Ventures, Inc